MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2013

Date of Report: August 13, 2013

INTRODUCTION

The Company was incorporated under the law of Ontario, Canada, on March 29, 1968 under the name "Dejour Mines Limited". By articles of amendment dated October 30, 2001, the issued common shares were consolidated on the basis of one (1) new share for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one new share for three old share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued into the province of British Columbia under the Business Corporations Act (British Columbia). On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc.

The head office of Dejour is located at 598 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, and its registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. The common shares of Dejour are listed for trading on the Toronto Stock Exchange (“TSX”), on the New York Stock Exchange (“NYSE”) under the symbol “DEJ”, and on the Frankfurt Exchange under the symbol “D5R”. The Company ceased to trade on the TSX Venture Exchange (“TSX-V”) and graduated to the TSX effective November 20, 2008.

The following management’s discussion and analysis (“MD&A”) is dated August 13, 2013 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three and six months ended June 30, 2013 and its audited consolidated financial statements and MD&A for the year ended December 31, 2012.

Additional information relating to Dejour can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document contains expectations, beliefs, plans, goals, objectives, assumptions, information, and statements about future events, conditions, results of operations or performance that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual dates to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date hereof and the Company does not intend, and does not assume any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless expressly required by applicable securities laws.

The information set out herein with respect to forecasted 2013 results is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding Dejour’s reasonable expectations as to the anticipated results of its proposed business activities for 2013. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

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NON-GAAP AND IFRS MEASURES

This document contains certain financial measures, as described below, which do not have standardized meanings prescribed by International Reporting Standards (“IFRS”). As these measures are commonly used in the oil and gas industry, the Company believes that their inclusion is useful to investors. The reader is cautioned that these amounts may not be directly comparable to measures for other companies where similar terminology is used. “Operating netback” is calculated by deducting royalties and operating and transportation expenses from gross oil and gas revenues. “Funds from operations” is calculated by adding back settlement of decommissioning liabilities and change in non-cash operating working capital to cash provided by operating activities. Operating netback and funds from operations are used by Dejour as key measures of performance and are not intended to represent operating profits nor should they be viewed as an alternative to income or loss or other measures of financial performance, cash provided by operating activities calculated in accordance with IFRS.

The following table reconciles cash provided by operating activities to funds from operations:

	Three months ended June 30		Six months ended June 30
(CA$ thousands)	2013	2012	2013	2012
	$	$	$	$
Cash provided by (used in) operating activities	522	(727)	695	(2,362)
Change in non-cash operating working capital	(255)	232	(640)	1,399
Funds from (used in) operations	267	(495)	55	(963)

OTHER MEASUREMENTS

All dollar amounts are referenced in Canadian dollars, except when noted otherwise. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes. Where amounts are expressed on a barrel of oil equivalent (“BOE”) basis, natural gas volumes have been converted to oil equivalence at six thousand cubic feet per barrel. The term BOE may be misleading, particularly if used in isolation. A BOE conversion ratio six thousand cubic feet per barrel is based on an energy equivalency conversion method primarily applicable at a burner tip and does not represent a value equivalency at the wellhead. Natural gas liquids (“NGL’s”) in this discussion include condensate, propane, butane, and ethane.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The timely preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ materially from these estimates.

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Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are reviewed and for any future years affected. Significant judgments, estimates and assumptions made by management in these financial statements are outlined in note 4 of the December 31, 2012 annual financial statements. There have been no significant changes in the Company’s critical accounting estimates and judgments applied during the interim period ended June 30, 2013 relative to the most recent annual financial statements as at and for the year ended December 31, 2012.

FINANCIAL REPORTING UPDATE

Changes in Accounting Policies

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2013. These changes are made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity. The Corporation assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of its wholly-owned subsidiaries, Dejour USA, DEAL, Wild Horse, and 0855524 B.C. Ltd.

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011). The other amendments to IAS 28 did not affect the Company. The Company classified its joint arrangements in accordance with IFRS 11 on January 1, 2013 and concluded that the adoption of the standard did not result in any changes in the accounting for its joint arrangements.

IFRS 12, Disclosure of Interests in Other Entities, combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The adoption of the standard did not impact the disclosures in the Company’s financial statements.

IFRS 13, Fair Value Measurement, provides a consistent definition of fair value and introduces consistent requirements for disclosures related to fair value measurement. There has been no change to the Company’s methodology for determining the fair value for its financial assets and liabilities and, as such, the adoption of IFRS 13 did not result in any measurement adjustments as at January 1, 2013.

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IFRIC 20, Stripping costs in the production phase of a mine, clarifies the requirements for accounting for the costs of the stripping activity in the production phase when two benefits accrue: (i) unusable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The adoption of the standard did not have any impact in the Company’s financial statements.

The Company has adopted the amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2013. These amendments required the Company to group other comprehensive income items into two categories: (1) items that will not be subsequently reclassified to profit or loss or (2) items that may be subsequently reclassified to profit or loss when specific conditions are met. The application of the amendment to IAS 1 did not result in any adjustments to other comprehensive income.

DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators, to provide reasonable assurance that: (i) material information relating to the Company is made known to the CEO and the CFO by others, particularly during the period in which the interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and the CFO have evaluated the effectiveness of Dejour’s disclosure controls and procedures as at June 30, 2013 and have concluded that such disclosures and procedures are effective.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO have designed, or caused to be designed under their supervision, internal controls over financial reporting as defined in National Instrument 52-109 of the Canadian Securities Administrators, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required to disclose any change in the Company’s internal controls over financial reporting that occurred from April 1, 2013 to June 30, 2013 that has material affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. No material changes were identified during the period.

The CEO and CFO have evaluated the effectiveness of Dejour’s internal controls over financial reporting as at June 30, 2013 and have concluded that such internal controls over financial reporting are effective.

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Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections or any evaluation relating to the effectiveness of future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

GROWTH STRATEGY

The Company implements a full cycle exploration and development program and, at the same time, opportunistically seeks to acquire assets with exploitation potential. To complement this strategy, the Company has retained a team of experienced and qualified personnel to act quickly on new opportunities.

RESULTS OF OPERATIONS

SECOND QUARTER 2013 FINANCIAL AND OPERATING HIGHLIGHTS

1.	Completed the drilling of three new wells to the Williams Fork formation at Kokopelli in the eastern portion of Piceance Basin of Colorado;

2.	Increased production at the Drake/Woodrush Halfway “E” Pool north of Fort St. John, British Columbia to an average of 422 BOEPD consisting of 282 BOPD of oil and 843 Mcf/d of gas. Current quarter’s production exceeded Q1 2013 production on a BOEPD basis by 11% and is due to minimizing operating downtime at Drake/Woodrush; and

3.	Closed a $3.5 million loan facility with a Canadian institutional lender and applied $1.65 million of the net proceeds to repay an amount owing to the Company’s Canadian bank.

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REVENUE

Second Quarter 2013 vs. Second Quarter 2012	Three Months Ended June 30		Increase (Decrease)
(CA$ thousands, except as otherwise noted)	2013	2012	%
Production Volumes:
Oil and natural gas liquids (bbls/d)	282	215	31%
Natural gas (mcf/d)	843	1,146	-26%
Total (BOE/d)	422	406	4%

Average realized prices:
Oil and natural gas liquids ($/bbl)	86.66	78.85	10%
Natural gas ($/mcf)	3.98	2.16	84%
Total ($/BOE)	65.76	47.88	37%

Revenue, before royalties:
Oil and natural gas liquids	2,221	1,545	44%
Natural gas	305	226	35%
Total	2,526	1,771	43%

For the three months ended June 30, 2013 (“Q2 2013”), total revenue, before royalties, increased by $755,000 or, 43%, due to higher combined average realized prices and 31% increase in oil production over the 2nd quarter of 2012.

The increase in oil production for Q2 2013 compared to the 2nd quarter of 2012 was attributable to reduced downtime of pumping equipment.

The decrease in natural gas production for the current quarter was due to expected production declines at Drake/Woodrush.

Year-to-date 2013 vs. Year-to-date 2012	Six Months Ended June 30		Increase (Decrease)
(CA$ thousands, except as otherwise noted)	2013	2012	%
Production Volumes:
Oil and natural gas liquids (bbls/d)	257	210	22%
Natural gas (mcf/d)	864	1,209	-29%
Total (BOE/d)	401	411	-2%

Average realized prices:
Oil and natural gas liquids ($/bbl)	84.99	83.53	2%
Natural gas ($/mcf)	3.92	2.32	69%
Total ($/BOE)	62.90	49.43	27%

Revenue, before royalties:
Oil and natural gas liquids	3,952	3,188	24%
Natural gas	612	511	20%
Total	4,564	3,699	23%

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For the six months ended June 30, 2013, total revenue, before royalties, increased by $865,000 or, 23%, as higher combined average realized prices offset a slight reduction in production.

The increase in oil production for the first half of 2013 compared to the same period of 2012 was attributable to reduced downtime of pumping equipment.

The decrease in natural gas production for the first half of 2013 was primarily the result of the reduction of natural gas production from the Halfway “E” Pool.

OIL OPERATIONS

	Three months ended June 30			Six months ended June 30
($/bbl)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Oil and NGL's revenue, realized price	86.66	78.85	10%	84.99	83.53	2%
Royalties	(17.43)	(14.85)	17%	(16.82)	(15.93)	6%
Operating and transportation expenses	(21.97)	(30.77)	-29%	(26.58)	(32.23)	-18%
Operating netback	47.26	33.23	42%	41.59	35.37	18%

The average price received for oil sales in Q2 2013 increased in line with the Edmonton Par oil prices which averaged $92.94 per barrel in the second quarter of 2013, up 10% from $84.39 per barrel received for the three months ended June 30, 2012 (“Q2 2012”). Similarly, the variance in the Edmonton Par oil prices during the six month period was nominal at $90.77 per barrel in the first half of 2013 compared to $88.54 per barrel in the first half of 2012.

Average oil royalties paid for the three and six months ended June 30, 2013 were consistent with those paid in the three and six months ended June 30, 2012.

Operating and transportation expenses averaged $21.97 per barrel in the second quarter of 2013 and $26.58 per barrel year to date. This represents a decrease of 29% from $30.77 per barrel in the second quarter of 2012 and a decrease of 18% from $32.23 per barrel in the first half of 2012. The decrease in per unit operating and transportation expenses is due to the allocation of fixed operating costs over a higher oil production volume.

NATURAL GAS OPERATIONS

	Three months ended June 30			Six months ended June 30
($/mcf)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Gas revenue, realized price	3.98	2.16	85%	3.92	2.32	69%
Royalties	(0.38)	-	0%	(0.38)	(0.06)	530%
Operating and transportation expenses	(2.65)	(2.28)	16%	(2.82)	(2.55)	10%
Operating netback	0.95	(0.12)	926%	0.72	(0.29)	347%
Barrel of oil equivalent netback ($/BOE)	5.70	(0.69)	926%	4.31	(1.74)	347%

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The average price received for gas sales increased by 85% and 69% for the three and six months ended June 30, 2013, relative to the corresponding periods of the prior year. The increase in Dejour’s average realized price is consistent with the increase in AECO-C benchmark gas prices. For Q2 2013, the AECO-C gas price averaged $3.59 per mcf, up 96% from $1.83 per mcf in the second quarter of 2012. Similarly, the AECO-C gas price increased to $3.34 per mcf in the first half of 2013 compared to $2.17 per mcf in the same period of 2012.

Average gas royalties for the three and six months ended June 30, 2013 were higher compared to the corresponding periods of the prior year. Lower gas royalty rates in 2012 are a result of lower gas prices and gas cost allowance credits under the province of British Columbia royalty framework.

Operating and transportation expenses averaged $2.65 per mcf in the second quarter of 2013 and $2.82 per mcf year to date. This represents an increase of 16% from $2.28 per mcf in the second quarter of 2012 and an increase of 10% from $2.55 per mcf in the first half of 2012. The increase in per unit operating and transportation expenses is due to the allocation of fixed operating costs over lower gas production volumes.

FINANCING EXPENSES

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per BOE)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Interest on bank credit facility	61	61	0%	116	120	-3%
Interest on financial contract liability	143	-	0%	281	-	0%
Interest on loan facility	22	-	0%	22	-	0%
Finance fees	59	142	-58%	(17)	201	-108%
Accretion of decommissioning liabilities	9	5	80%	16	12	35%
	294	208	41%	418	333	25%

Average bank debt outstanding	4,706	6,127	-23%	5,190	5,991	-13%
Average interest rate on bank debt	5.2%	4.0%	30%	4.5%	4.0%	11%

Interest expense per BOE (1)	2.16	1.65	31%	1.90	1.61	18%

(1) Interest expense used in the calculation of ``Interest expense per BOE`` includes (i) interest on bank debt and (ii) interest on loan facility.

Interest expense related to the Company’s bank debt for the three and six months ended June 30, 2013 were comparable to the amount recorded for the three and six months ended June 30, 2012.

During Q2 2013, the Company incurred $54,000 in costs associated with the warrants issued as part of the loan facility closed in June 2013. During the six months ended June 30, 2013, the Company recovered $90,000 (US$89,000) in advance payments with respect to a 2012 financing that failed to close. Financing expenses incurred for Q2 2012 were associated with the warrants denominated in US dollars issued as part of the June 2012 equity offering. Financing expenses incurred in the six months ended June 30, 2012 were related to the due diligence work associated with potential financings.

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GENERAL AND ADMINISTRATIVE (“G&A”) EXPENSES

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per BOE)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Salary and benefits	437	330	32%	895	700	28%
Other G&A expenses	555	680	-18%	1,222	1,470	-17%
Gross G&A expenses	992	1,010	-2%	2,117	2,170	-2%
Capitalized G&A expenses	(119)	(132)	-10%	(237)	(318)	-25%
Overhead recoveries	(20)	(23)	-13%	(44)	(71)	-38%
Total net G&A expenses	853	855	0%	1,836	1,781	3%
$ per BOE	22.21	23.14	-4%	25.30	23.81	6%

Gross G&A expenses in the three and six months ended June 30, 2013 decreased by 2% over those incurred in the three and six months ended June 30, 2012. Other G&A expenses decreased by 17%, as a result of renegotiated arrangements with a number of the Company’s service providers during the six months ended June 30, 2013.

STOCK BASED COMPENSATION

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per BOE)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Stock based compensation expense	243	67	265%	300	367	-18%
$ per BOE	6.33	1.80	251%	4.13	4.90	-16%

The variance in share based compensation (“SBC”) expenses is mainly driven by the timing and valuation of new stock option grants. SBC expenses for Q2 2013 increased by 265% over those recognized in Q2 2012. This was due to the issuance of a significant number of fully vested stock options in April 2013. SBC expenses decreased in the six months ended June 30, 2013 because it includes amortization of the April 2013 grant, whereas the expenses recognized in 2012 mostly related to options granted in February 2012, at a time in which the Company’s share price was higher, resulting in a higher Black-Scholes fair value per share relative to the more recent grant.

AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per BOE)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Amortization and depletion	699	696	0%	1,330	1,377	-3%
Impairment losses	36	-	0%	192	10	1815%
Total amortization, depletion and impairment losses	735	696	6%	1,522	1,387	10%
$ per BOE	19.14	18.85	2%	20.97	18.55	13%

Amortization and depletion for the three and six months June 30, 2013 was consistent with the amount recorded for the three and six months ended June 30, 2012.

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The increase in impairment losses in the six months ended June 30, 2013 was mainly due to the write-down of the carrying value of certain immaterial, non-core exploration and evaluation assets to their recoverable amounts.

LOSS FOR THE PERIOD

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per share amounts and BOE)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Loss for the period	(1,075)	(581)	85%	(2,285)	(934)	145%
$ per common share, basic and fully diluted	(0.007)	(0.004)	75%	(0.015)	(0.007)	114%
$ per BOE	(27.99)	(15.73)	78%	(31.48)	(12.49)	152%

The increase in the loss for the three and six months ended June 30, 2013 was primarily due to the decrease in the non-cash valuation gain for the warrants denominated in US dollars. An increase in amortization, depletion and impairment loss also contributed to the increase in the loss in each period. This was partially offset by an increase in revenues after royalties in each period.

FUNDS FROM OPERATIONS

	Three months ended June 30			Six months ended June 30
(CA$ thousands, except per share amounts and BOE)	2013	2012	% change	2013	2012	% change
	$	$		$	$
Funds from operations	267	(495)	-154%	55	(963)	-106%
$ per common share, basic and fully diluted	0.0018	(0.0036)	-149%	0.0004	(0.0072)	-105%
$ per BOE	6.95	(13.40)	-152%	0.76	(12.87)	-106%

Funds flow from operations for the three and six months ended June 30, 2013 is favourable when compared to the three and six months ended June 30, 2012 as a result of higher operating netbacks.

The Company realized a reduction in funds from operations deficiency in each of the three and six month periods due to the increase in oil and natural gas netbacks in 2013 combined with a decrease in operating and transportation expenses.

The funds flow from operations is impacted by production, prices received, royalties paid, operating and transportation expenses and general and administrative expenses.

CAPITAL EXPENDITURES

Dejour is committed to future growth through its strategy to implement a full-cycle exploration and development program, augmented by strategic acquisitions with exploitation upside.

During the six months ended June 30, 2013, the Company drilled three new wells to the Williams Fork formation at Kokopelli, the Company’s core operating area in the Piceance Basin of Colorado. The Company also commenced completion operations on these and one other previously drilled well. The operations were primarily funded by a U.S. based drilling fund.

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Additions to property and equipment and exploration and evaluation assets:

	Six months ended June 30, 2013		Six months ended June 30, 2012
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	79	13.1%	149	6.8%	-47%
Drilling and completion	82	13.6%	1,083	49.5%	-92%
Facility and pipelines	216	35.7%	547	25.0%	-61%
Capitalized general and administrative	223	36.9%	407	18.6%	-45%
Other assets	5	0.8%	1	0.0%	400%
	605	100.0%	2,187	100.0%	-72%

CAPITAL RESOURCES AND LIQUIDITY

GOING CONCERN, BANK CREDIT FACILITY AND LOAN FACILITY

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  As at June 30, 2013, the Company has a working capital deficiency of $6.4 million and accumulated deficit of $90.5 million.

On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5.95 million (December 31, 2012 - $6.0 million) revolving operating demand loan under the following terms and conditions:

(a)	“Credit Facility A” – Revolving Operating Demand Loan - $3.7 million, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on “Credit Facility A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand any time, and

(b)	“Credit Facility B” – Non-Revolving Demand Loan - $2.25 million. Interest on “Credit Facility B” is at Prime +3 1/2% payable monthly. Monthly principal payments of $200,000 are due and payable commencing March 26, 2013 with all amounts outstanding under “Credit Facility B” ($1.45 million) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10.0 million debenture with a first floating charge over all the assets of the Company and an unlimited guarantee provided by Dejour USA. On June 5, 2013, DEAL renewed the Credit Facilities with the Bank and the maximum amount of “Credit Facility A” was reduced to $3.5 million. Further, on June 19, 2013, “Credit Facility B” was repaid in full. The next interim review is scheduled on or before November 1, 2013 and the next annual review is scheduled on or before June 1, 2014.

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Under the terms of the Credit Facilities, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facilities) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at June 30, 2013, DEAL was in compliance with its working capital ratio requirement.

On June 19, 2013, the Company borrowed $3.5 million loan facility (“Loan Facility”) from a Canadian institutional lender (“Lender”). The Loan Facility bears interest at 14%, payable monthly, and matures on December 14, 2014. The principal is repayable any time after December 18, 2013 without penalty. The Loan Facility has been structured as two advances of $2.5 million (“the First Advance” – received on June 30, 2013) and $1.0 million (“the Second Advance” – received on July 22, 2013). Security for the Loan Facility is comprised of a First Deed of Trust on certain of the Company’s U.S. oil and gas interests, including a general security agreement, a second mortgage on the Company’s Canadian properties, and the guaranty of the Company and Dejour USA.

$1.65 million of the net proceeds from the First Advance was applied to repay in full and retire “Credit Facility B” owing to the Company’s Canadian bank. The remainder of the net proceeds from the First and the Second Advance will be applied to fund the drilling programs in the Piceance Basin of Colorado ($1,250,000) and for general working capital purposes ($225,000).

As partial consideration for providing the Loan Facility, the Company issued the Lender 7,291,667 Warrants. Each Warrant entitles the holder to acquire one common share at a price of $0.24 per share any time prior to June 18, 2015. If the Company issues any common shares at a price per share less than $0.24 (the “Issue Price”) any time until December 18, 2013, then the exercise price of the Warrants would automatically be reduced to the higher of (i) the Issue Price and (ii) $0.20. Shares acquired through the exercise of Warrants prior to October 18, 2013 are restricted from sale through the facilities of the Canadian stock exchange.

FINANCIAL CONTRACT

On December 31, 2012, Dejour USA entered into a financial contract with an arm’s length U.S. oil and gas drilling fund (“Drilling Fund”) to drill three wells and complete up to four wells (“the Tranche 1 Wells”) in the State of Colorado. By agreement:

(a)	Dejour USA contributed four natural gas well spacing units, including one drilled and cased well with a cost of US$1.1 million;
(b)	The Drilling Fund contributed US$6.5 million cash directly to a drilling company as prepaid drilling costs;

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(c)	Dejour USA will earn a “before payout” working interest of 10% to 14% and an “after payout” working interest of 28% to 39% in the net operating profits from the Tranche 1 Wells based on the “actual cash invested in the drilling program;
(d)	The Drilling Fund has the right to require that Dejour USA purchase the Drilling Fund’s entire working interest in the Tranche 1 Wells 36 months after the commencement of production from the initial Tranche 1 Well, [There is no such hurdle defined it is an unrestricted put option]. In the event the Drilling Fund exercises its right, the purchase price to be paid by Dejour USA will equal 75% of the Drilling Fund’s actual investment less 75% of the Drilling Fund’s share of working interest net profits from the Tranche 1 Wells, if any, for the 36-month period, plus a “top-up” amount so that the Drilling Fund earns a minimum 8% return, compounded annually and applied on a monthly basis, on 75% of its original investment over the 36-month period; and
(e)	The Drilling Fund has the right to require Dejour USA to purchase all of the Drilling Fund’s interest in the Tranche 1 Wells if at any time Dejour USA plans to divest of greater than 51% of its Working Interest in the Tranche 1 Wells and resigns as Operator (a “Change of Control Event”). The purchase price is equal to the future net profit from the “Proven and Probable Reserves” attributable to the Drilling Funds working interest in the Tranche 1 Wells, discounted at 12%, as determined by a third party evaluator acceptable to both parties.

Dejour USA considers the transaction to be a financial contract liability as the risks and rewards of ownership have not been substantially transferred at the Agreement date. On December 31, 2012 the Drilling Fund had advanced US$6.5 million to a drilling contractor for the Tranche 1 wells. On the Drilling Fund financing advance, the Company increased property and equipment and financial contract liability by $6.5 million (US$6.5 million). On initial recognition, the Company imputed its borrowing cost of 8.4% based on the estimated timing and amount of operating profit using the independent reserve engineer’s estimated future cash flows for the Drilling Funds working interest in the Tranche 1 Wells. Subsequent to initial measurement the financial contract liability will be increased by the imputed interest expense and decreased by the Drilling Fund’s net operating profit from the Tranche 1 Wells. Any changes in the estimated timing and amount of the net operating profit cash flows will be discounted at the initial imputed interest rate with any change in the recognized liability recognized as a gain (loss) in the period of change. The Company has estimated the current portion of the obligation based on the expected net operating profit to be paid to the Drilling Fund in the next twelve months.

(CA$ thousands, except as otherwise noted)	June 30, 2013		December 31, 2012
	$		$
Loan advance (June 30, 2013 and December 31, 2012 – US$6,500)		6,837		6,467
Interest expense (June 30, 2013 – US$276)		290		-
		7,127		6,467
Less: Current portion of financial contract liability		(1,745)		(1,305)
Non-current portion of financial contract liability		5,382		5,162

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As at June 30, 2013, the reduction in the financial contract liability is estimated to be:

(CA$ thousands, except as otherwise noted)	US$	CAD$
2013	872	918
2014	1,239	1,303
2015	670	705

The agreement with the Drilling Fund provides for an additional two tranches of drilling under the following terms and conditions:

•	The Drilling Fund will have the right, but not the obligation, to invest up to an additional US$8.5 million for a total of US$15 million in two additional tranches;

•	Tranche 3 estimated between US$4 million to US$5 million, can only be initiated within two years after committing to the full US$4 million to US$5 million in Tranche 2;

•	Dejour will receive a 10% BPO carried interest in all wells or partial wells drilled by the Drilling Fund, reverting to a 32.5% APO working interest. “Payout” to the Drilling Fund is defined as 125% of the capital investment amount on a tranche by tranche basis;

•	Tranche 2 and 3 wells will be funded only in conjunction with Dejour’s plans for development of Kokopelli. If, for example, no development is planned, the Drilling Fund’s option will remain in effect until Dejour presents a drilling plan to the Drilling Fund; and

•	The Drilling Fund does not earn the right to “put” its Tranche 2 and 3 working interests back to the Company under any circumstances.

WORKING CAPITAL POSITION

As at June 30, 2013 (CA$ thousands)	$
Working capital deficit	(6,412)
Non-cash warrant liability	1,038
Non-cash derivative liability	551
Current portion of financial contract liability	1,745
Adjusted working capital deficit	(3,078)
Add: Bank line of credit	2,634
Adjusted working capital deficit (excluding bank line of credit)	(444)

As at June 30, 2013, the Company had a working capital deficit of $6.4 million. Excluding the non-cash warrant liability of $1.0 million related to the fair value of US$ denominated warrants issued in previous equity financings, the non-cash derivative liability of $0.6 million related to the fair value of warrants issued in loan facility closed in June 2013 and the current portion of financial contract liability of $1.7 million, the adjusted working capital deficit was $3.1 million. The majority of the working capital deficit relates to the $2.6 million outstanding bank line of credit, with a $0.9 million credit limit remaining.

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The bank line of credit is classified as current liabilities because it is a demand loan, subject to periodic review by the lender.

The Company expects to fund future capital requirements and expenditures through the use of a combination of cash provided by operating activities and bank debt supplemented by new equity or debt offerings, as required.

CONTRACTUAL OBLIGATIONS

As of June 30, 2013, and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2013	2014	2015	2016	2017	Thereafter	Total
	$	$	$	$	$	$	$
Operating lease obligations	113	176	52	-	-	Nil	341
Bank credit facility	2,634	-	-	-	-	Nil	2,634
Loan facility	-	3,500	-	-	-	Nil	3,500
Financial contract liability(1)	918	1,303	705	-	-	Nil	2,926
Total	3,665	4,979	757	-	-	Nil	9,401
(1)	This represents the Company’s obligations over the 36-month put option period until it expires. If the put option expires unexercised, both the property and equipment and related liability of approximately $3,886,000 will be derecognized. See Note 12 to the consolidated financial statements for details.

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2013 and 2012, the Company entered into the following transactions with related parties:

(a)	Compensation paid to key management included a total of salaries and consulting fees of $601,000 (2012 - $603,000) and non-cash stock-based compensation expense of $266,000 (2012 - $95,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses.

(b)	Included in interest and other income is $11,000 (2012 - $15,000) received from the companies controlled by officers of the Company for rental income.

(c)	In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts payable and accrued liabilities at June 30, 2013 is $33,000 (December 31, 2012 - $20,000) owing to HEC.

(d)	In January 2012, directors and officers of the Company exercised 750,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

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(e)	On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) whereby the parties agreed to form an industry-standard drilling partnership for purposes of drilling three wells and completing four wells in the State of Colorado (note 12 to the consolidated financial statements). A director of the Company provides investment advice for a fee to the Drilling Fund. The director abstained from voting when the Board of Directors approved the Company signing a financial contract with the Drilling Fund.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at June 30, 2013.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes key financial and operating information by quarter for the past eight quarters ending June 30, 2013:

(CA$ thousands, except per unit amounts)	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012	Q2	2012 Q1	2011 Q4	2011 Q3
Gross oil and gas revenues	2,526	2,038	1,630	1,552	1,771		1,928	2,478	2,947
Net income (loss)	(1,075)	(1,210)	(9,452)	(1,365)	(581)		(355)	(8,430)	(346)
Per share - basic and fully diluted ($/common share)	(0.007)	(0.008)	(0.063)	(0.009)	(0.004)		(0.003)	(0.069)	(0.003)
Total assets	27,377	26,525	27,573	30,606	31,054		28,030	29,438	30,754
Average production (BOE/d)	422	379	319	346	406		416	471	514
Average realized price ($/BOE)	65.76	59.69	55.55	48.73	47.88		50.95	57.15	62.34
Operating netback ($/BOE)	32.99	21.95	22.43	3.45	17.30		17.07	27.48	35.31
Netback as a percentage of sales	50%	37%	35%	7%	36%		33%	48%	57%

The fluctuations in Dejour’s revenue and income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact on royalties and operating and transportation expenses. Please refer to the Results of Operations section of this MD&A for detailed discussion of changes from the 2nd quarter of 2013 to the 2nd quarter of 2012, and to the Company’s previously issued interim and annual MD&A for changes in prior quarters.

BUSINESS RISKS

Dejour’s exploration and production activities are concentrated in the Northeastern B.C. portion of the competitive Western Canadian Sedimentary Basin and the Piceance Basin of Central United States, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers and intermediate and senior producers to the much larger integrated petroleum companies. Dejour is subject to a number of risks which are also common to other organizations involved in the oil and gas industry. Such risks include finding and developing oil and gas reserves at economic costs, estimating amounts of recoverable reserves, production of oil and gas in commercial quantities, marketability of oil and gas produced, fluctuations in commodity prices, financial and liquidity risks and environmental and safety risks.

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In order to reduce exploration risk, Dejour employs highly qualified and motivated professional employees who have demonstrated the ability to generate quality proprietary geological and geophysical prospects. To maximize drilling success, Dejour explores in areas that afford multi-zone prospect potential, targeting a range of shallower low to moderate risk prospects with some exposure to select deeper high-risk prospects with high-reward opportunities.

Dejour has retained an independent engineering consulting firm that assists the Company in evaluating recoverable amounts of oil and gas reserves. Values of recoverable reserves are based on a number of variable factors and assumptions such as commodity prices, projected production, future production costs and government regulation. Such estimates may vary from actual results.

The Company mitigates its risk related to producing hydrocarbons through the utilization of the most advanced technology and information systems. In addition, Dejour strives to operate the majority of its prospects, thereby maintaining operational control. The Company does rely on its partners in jointly owned properties that Dejour does not operate.

Dejour is exposed to market risk to the extent that the demand for oil and gas produced by the Company exists within Canada and the United States. External factors beyond the Company’s control may affect the marketability of oil and gas produced. These factors include commodity prices and variations in the Canada-United States currency exchange rate, which in turn respond to economic and political circumstances throughout the world. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. Dejour may periodically use futures and options contracts to hedge its exposure against the potential adverse impact of commodity price volatility.

Exploration and production for oil and gas is very capital intensive. As a result, the Company relies on equity markets as a source of new capital. In addition, Dejour utilizes bank financing to support on-going capital investment. Funds from operations also provide Dejour with capital required to grow its business. Equity and debt capital is subject to market conditions and availability may increase or decrease from time to time. Funds from operations also fluctuate with changing commodity prices.

SAFETY AND ENVIRONMENT

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. The Company conducts its operations with high standards in order to protect the environment and the general public. Dejour maintains current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations.

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